UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   PERRET              HENRY L.
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   05/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   V.P. of Finance & CFO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  05/22/01    M        587           A  $12.2500                    D  Direct
Common Stock                                  05/22/01    S        587           D  $24.2200                    D  Direct
Common Stock                                  05/22/01    M        307           A  $14.8750                    D  Direct
Common Stock                                  05/22/01    S        307           D  $24.2200                    D  Direct
Common Stock                                  05/22/01    M        8,749         A  $13.3750                    D  Direct
Common Stock                                  05/22/01    S        8,749         D  $24.2200                    D  Direct
Common Stock                                  05/22/01    M        7,382         A  $11.7500                    D  Direct
Common Stock                                  05/22/01    S        7,382         D  $24.2200                    D  Direct
Common Stock                                  05/22/01    M        9,242         A  $10.0625                    D  Direct
Common Stock                                  05/22/01    S        9,242         D  $24.2200                    D  Direct
Common Stock                                  05/22/01    M        5,625         A  $13.0625                    D  Direct
Common Stock                                  05/22/01    S        5,625         D  $24.2200     20,132         D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $10.0625        05/22/01       M                          9,242            (1)          07/28/08
(right to buy)
Non-Qualified Stock Option     $11.7500        05/22/01       M                          7,382            (2)          01/26/08
(right to buy)
Non-Qualified Stock Option     $12.2500        05/22/01       M                          587              10/19/97     01/19/06
(right to buy)
Non-Qualified Stock Option     $13.0625        05/22/01       M                          5,625            (3)          03/01/09
(right to buy)
Non-Qualified Stock Option     $13.3750        05/22/01       M                          8,749            02/17/98 (4) 12/05/07
(right to buy)
Non-Qualified Stock Option     $14.8750        05/22/01       M                          307              08/01/00     07/17/06
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     05/22/01  Common Stock                   9,242                     18,226        D   Direct
(right to buy)
Non-Qualified Stock Option     05/22/01  Common Stock                   7,382                     2,462         D   Direct
(right to buy)
Non-Qualified Stock Option     05/22/01  Common Stock                   587                       0             D   Direct
(right to buy)
Non-Qualified Stock Option     05/22/01  Common Stock                   5,625                     13,125        D   Direct
(right to buy)
Non-Qualified Stock Option     05/22/01  Common Stock                   8,749                     1,250         D   Direct
(right to buy)
Non-Qualified Stock Option     05/22/01  Common Stock                   307                       0             D   Direct
(right to buy)

Explanation of Responses:

(1)
Option begins vesting 12/31/98 and is exercisable quarterly as to 9,664 shares in 1999, 8,188 shares in 2000, and 4,217 shares in 20
01.
(2)
Option begins vesting 1/26/98 and is exercisable quarterly as to 8,160 shares in 1998, 4,880 shares in 1999, 6,562 shares in 2000 an
d the remaining 3,282 shares in 2001.
(3)
Option begins vesting on 3/1/99 and is exercisable as to 1,875 shares quarterly through 12/1/02.
(4)
Option begins vesting 11/17/97 and is exercisable quarterly in 1998, 1999, 2000 and 2001.

SIGNATURE OF REPORTING PERSON
/S/ PERRET              HENRY L.
DATE 06/06/01